Exhibit 99.2

BRIDGEPORT VENTURES INC.
(An Exploration Stage Enterprise)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2011

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Bridgeport Ventures Inc. (the “Corporation” or “Bridgeport”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance for the three and nine months ended January 31, 2011. This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited annual consolidated financial statements of the Corporation for the fiscal year ended April 30, 2010, together with the notes thereto, and the unaudited interim consolidated financial statements for the three and nine months ended January 31, 2011, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial reporting and, accordingly, do not include all of the information and notes required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period. Information contained herein is presented as at March 15, 2011, unless otherwise indicated.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of Bridgeport common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Corporation and its operations can be obtained from the offices of the Corporation or on SEDAR at www.sedar.com.

Special Note Regarding Forward-Looking Information

Some of the statements contained herein, including, without limitation, financial and business prospects and financial outlooks, may be forward-looking statements which reflect management’s expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities. Words such as “may”, “will,” “should”, “could”, “anticipate”, “believe”, “expect”, “intend”, “plan”, “potential”, “continue” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, changes in general economic and market conditions and other risks and uncertainties including those discussed under “Risks and Uncertainties” and elsewhere in this MD&A. Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, management cannot assure that actual results will be consistent with these forward looking statements. Investors should not place undue reliance on forward-looking statements.

Forward-looking statements and other information contained herein concerning mineral exploration and management’s general expectations concerning the mineral exploration industry are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which management believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While management is not aware of any misstatements regarding any industry data presented herein, mineral exploration involves risks and uncertainties and industry data is subject to change based on various factors.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

Forward-looking statements included in this MD&A include, but are not limited to, statements with respect to:

  the focus of capital expenditures;

  the Corporation’s goal of creating shareholder value by concentrating on the acquisition and exploration of properties that have the potential to contain economic gold and copper deposits;

  the Corporation’s proposed exploration programs on the Nevada Portfolio properties (as defined herein), including without limitation the completion of planned work programs and the ability of the Corporation to complete such planned work programs in accordance with proposed budgets;

  the ability of the Corporation to obtain all permitting required with respect to its proposed exploration programs on the Nevada Portfolio and other exploration properties;

  the Corporation’s principal focus in 2011 and 2012 of exploring and, if warranted, developing the Nevada Portfolio properties and the Rio Condor Properties (as defined herein);

  the timing of the proposed program of geological mapping, geological sampling, geophysical surveying and drilling at the Nevada Portfolio properties which is scheduled to commence on March 1, 2011 and is expected to be completed by August 31, 2011;

  management’s outlook regarding future trends;

  the purchase, sale or development of exploration properties;

  exploration and acquisition plans;

  the Corporation’s acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;

  the emergence of accretive growth opportunities;

  the Corporation’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;

  treatment under governmental regulatory regimes and tax laws;

  the performance characteristics of the Corporation’s mineral resource properties; and

  realization of the anticipated benefits of acquisitions.

Some of the risks and other factors, which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A herein include, but are not limited to:

  general economic conditions in Canada, the United States, and globally;

  the Corporation’s ability to meet its working capital needs in the short and long term;

  environmental liability;

  industry conditions, including fluctuations in the price of gold, copper and other metals and minerals;

  governmental regulation of the mineral resource industry, including environmental regulation;

  fluctuation in foreign exchange or interest rates;

  liabilities inherent in mineral exploration;

  geological, technical and operational problems;

  failure to obtain third party permits, consents and approvals, when required, or at all;

  stock market volatility and market valuations; and

  competition for, among other things, capital, acquisition of resources, undeveloped land and skilled personnel.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

In addition, please note that statements relating to “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described can be profitably mined in the future.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this MD&A herein are expressly qualified by this cautionary statement.

These forward-looking statements are made as of the date of this MD&A, and the Corporation disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required under applicable securities laws.

Description of Business

The Corporation was incorporated pursuant to the Business Corporations Act (Ontario) on May 10, 2007. The registered and principal office of the Corporation is located at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5.

The Corporation has two subsidiaries, being (i) Rio Condor Resources S.A. (“Rio Condor”), which exists under the laws of Chile; and (ii) Bridgeport Gold Inc. (“BPV Gold”), which exists under the laws of Nevada. The Corporation holds all of the issued and outstanding shares of BPV Gold and all of the issued and outstanding shares of Rio Condor other than one common share of Rio Condor that is held by a local individual, as required under Chilean law. References to “Bridgeport” in this MD&A refer to the Corporation, BPV Gold and Rio Condor taken as a whole.

The Corporation is a Canadian-based exploration and development company primarily focused on the acquisition, exploration and development of properties which are highly prospective for gold and copper. Included are ten predominantly gold prospective properties located in Nevada, USA (the “Acquired Nevada Properties”) which the Corporation acquired from Fronteer Gold Inc. (“Fronteer”) and an additional 149 claims (the “Staked Nevada Claims”) contiguous to the Acquired Nevada Properties (the Staked Nevada Claims and together with the Acquired Nevada Properties, the “Nevada Portfolio”). The Corporation also continues to explore certain of the copper gold properties known as the Rio Condor Properties in Chile, near the mining centre of Copiapo.

The Corporation is a reporting issuer under applicable securities legislation in every province in Canada, except Quebec, and the common shares of the Corporation are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “BPV”. In addition, the warrants of the Corporation trade under the symbol “BPV.WT” and “BPV.WT.A”.

The Corporation has no revenues, so its ability to ensure continuing operations is dependent on its completing the acquisition of its mineral property interests, the discovery of economically recoverable reserves, confirmation of its interest in the underlying mineral claims, and its ability to obtain necessary financing to complete the exploration activities, development and future profitable production.

Bridgeport's goal is to deliver superior returns to shareholders by concentrating on the acquisition of properties that have the potential to contain precious and base metals. The Corporation currently plans to focus on certain properties, as set out below under “Mineral Exploration Properties”.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

Overall Performance

  On January 10, 2011, Bridgeport announced the appointment of Mr. Graham Clow to the board of directors of Bridgeport. On the same date, Bridgeport announced the resignation of Mr. John McBride from the board of directors.

  On December 20, 2010 and January 7, 2011, the Corporation closed a public offering (the "Offering") and over allotment of 15,000,000 and 2,250,000 units ("Units"), respectively, of the Corporation at a price of $1.00 per Unit for cash consideration of $17,250,000. In connection with the Offering, the underwriters were paid a 6% agency fee totaling $1,035,000. Share issuance costs of $269,819 were incurred in relation to the Offering. Each Unit consisted of one common share of the Corporation and one-half of one common share purchase warrant (each whole such common share purchase warrant, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one additional common share of the Corporation at an exercise price of $1.40 until the date that is two years following the closing of the Offering.
  Bridgeport intends to use the net proceeds of the Offering to explore its portfolio of 10 Nevada gold exploration projects, for property acquisitions and for general corporate purposes. Exploration activities at the Corporation’s Nevada projects are expected to include approximately 30,000 meters of drilling in 2011. The Corporation will also further evaluate its Rosario copper gold project in Chile using existing resources.

  On November 16, 2010, BPV Gold acquired its interest in the Acquired Nevada Properties pursuant to an acquisition agreement amongst the Corporation, BPV Gold and Fronteer, in consideration of the issuance by the Corporation of an aggregate of 4,500,000 common shares to Fronteer (representing approximately 16% of the issued and outstanding common shares as of such date, prior to such issuance).

  On September 29, 2010, Ms. Shastri Ramnath was appointed as President and Chief Executive Officer of the Corporation. Ms. Ramnath was subsequently appointed to the board of directors of the Corporation on October 14, 2010.

  On August 24, 2010, the transaction with China Opportunity Inc. (“China Opportunity”) closed and Bridgeport received $20,000 cash and 400,000 common shares (valued at $80,000) of China Opportunity in accordance with the terms of the agreement. See “McCart Township Project” under “Mineral Exploration Properties” below.

  The Corporation spent $1,307,808 during the nine months ended January 31, 2011 (nine months ended January 31, 2010 - $674,286), on exploration activities on its mineral properties. At January 31, 2011, the Corporation had mineral exploration properties at a carrying cost of $9,228,298 (April 30, 2010 - $3,840,460; and January 31, 2010 - $3,411,706). See “Mineral Exploration Properties” below.

  At January 31, 2011, the Corporation had working capital of $24,660,694 (April 30, 2010 – $10,942,645; January 31, 2010 – $12,031,166). The Corporation had $24,546,352 in cash and cash equivalents (“total cash”) (April 30, 2010 - $11,137,382; January 31, 2010 – $12,022,669). The increase in total cash and working capital during the nine months ended January 31, 2011, was primarily due to cash proceeds from its Offering. The increase was offset by expenditures on the Corporation’s mineral properties (as discussed above), and operating expenses.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

Trends

The Corporation anticipates that it will continue to experience net losses as a result of ongoing exploration and development activities on its mineral properties and operating costs until such time as revenue-generating activity is commenced. The Corporation’s future financial performance is dependent on many external factors. Both the price of, and the market for, copper, silver, gold, nickel and other minerals are volatile, difficult to predict, and subject to changes in domestic and international political, social, and economic environments. Circumstances and events such as current economic conditions and ongoing volatility in the capital markets could materially affect the future financial performance of the Corporation. For a summary of other factors and risks that have affected, and which in future may affect, the Corporation and its financial position, please refer to the sections entitled “Trends” and “Risks and Uncertainties” in the Corporation’s management's discussion and analysis for the fiscal year ended April 30, 2010, available on SEDAR at www.sedar.com.

Mineral Exploration Properties

Bridgeport’s exploration activities are at an early stage, and there are no known commercially exploitable deposits on any of Bridgeport’s exploration properties, and any activities of Bridgeport thereon will constitute exploratory searches for minerals. See “Risks and Uncertainties” below.

McCart Township Project

(i) Description of McCart Township Project

On November 11, 2008, the Corporation entered into an agreement to acquire a 100% interest in two mining claims located near McCart Township, Ontario. The claims are subject to a 2% net smelter royalty (“NSR”). To acquire this interest, the Corporation:

  made a cash payment of $5,000; and
  issued 150,000 common shares of the Corporation valued at $19,500.

At any time after the commencement of commercial production, the Corporation has the right to purchase 1/2 of the 2% NSR for $1,000,000.

During the year ended April 30, 2010, the Corporation obtained three additional mining claims located in the same township subject to a 1% NSR (50% of which the Corporation has the right to purchase for $1,000,000) for cash consideration of $nil.

The five claims referenced above are collectively referred to herein as the “McCart property”.

On August 24, 2010, the Corporation granted to China Opportunity an option to acquire up to a 70% interest in the McCart property. China Opportunity may earn an initial 50% interest in the McCart property by:

(i)	making an initial cash payment to the Corporation in the amount of $20,000;
(ii)	issuing an aggregate of 1,050,000 common shares (400,000 issued) to the Corporation in tranches over a three year period; and

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

(iii)	incurring an aggregate of $400,000 in exploration expenditures on the McCart property in tranches over a three-year period.

China Opportunity may earn an additional 20% interest in the McCart property (for a total 70% interest) in the event it completes a bankable feasibility study within three years of earning its 50% interest.

On August 24, 2010, Bridgeport received $20,000 cash and 400,000 common shares (valued at $80,000 on August 24, 2010 and $360,000 on January 31, 2011) of China Opportunity in accordance with the terms of the agreement. As a result, the Corporation does not expect to spend any additional funds on the McCart property until China Opportunity terminates the option. There can be no assurance that China Opportunity will satisfy all the conditions necessary to obtain the 70% interest in the McCart property.

(ii) Project Expenditures

The following table sets forth a breakdown of material components of exploration expenditures incurred at the McCart property.

Exploration expenditures	Three Months Ended January 31, 2011 $	Nine Months Ended January 31, 2011 $	Cumulative Expenditures to January 31, 2011 $

Project Management, Supervision	800	6,100	42,600
Line-cutting	nil	nil	24,420

Total	800	6,100	67,020

(iii) Budget

Planned expenditures are as follows:

Project/Property Name	Plans for Project	Planned Expenditures	Cumulative Expenditures to January 31, 2011	Remaining Commitment
McCart Property	None	$300,000 (1)(2)	$67,020 (2)	$nil (1)(3)

(1)

The Corporation does not plan to spend any additional funds on the McCart property until China Opportunity terminates its option. There can be no assurance that China Opportunity will satisfy all the conditions necessary to obtain the 70% interest in the McCart property. The Corporation will evaluate its alternatives in this regard on a going forward basis in consideration of all relevant factors.

(2)	The Phase 1 budget for the McCart property was estimated to be $300,000.
(3)	As a result of the China Opportunity transaction, the remaining funds raised from the initial public offering completed on October 7, 2009 will be used for working capital purposes.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

Rio Condor Properties

(i) Description of Rio Condor properties

(a) Rosario-Tamara

Bridgeport has an option to pay US$10.4 million over a four year period to acquire a 100% interest in the properties known as the Rosario property (which includes the concessions known as the Rosario, Julia, Eliana I, Eliana II and Eliana III mining concessions) and the Tamara property. The Rosario property is subject to a 2% NSR which may be purchased for US$2 million. Tamara is royalty free. Bridgeport will also pay a total commission or management fee of US$500,000 over the same four year period. The vendors of Rosario and Eliana I are entitled to excavate a total of 10,000 tons per month from the property until the last payment is made. Cash payments and management fees in the aggregate of US$10.9 million are due as follows:

Dates	Management fees US ($)	Cash payments US ($)
Date of signing the agreement	22,500 (paid)	265,000 (paid)
November 5, 2010 (1)	42,500	784,999
November 5, 2011	69,000	1,350,001
November 5, 2012	91,000	1,770,000
November 5, 2013	275,000	6,230,000
Total	500,000	10,400,000

(1) The Corporation is currently in discussions to negotiate a six month deferral of the payments due in November, 2010 with respect to the Rosario property (which includes the concessions known as the Rosario, Julia, Eliana I, Eliana II and Eliana III mining concessions). There is no certainty that this extension will be provided to Bridgeport. As of November 5, 2010, the Corporation owed US$827,499 in management fees and property payments. During the quarter ended January 31, 2011, the Corporation paid $56,111 (US$55,113) pursuant to the agreement relating to the Tamara property. As a result, the remaining payments due as of November 5, 2010 amounted to approximately US$772,000.

(b) Soesmi

Pursuant to an agreement entered into on December 3, 2009, Rio Condor has the option of paying US$1,000,000 over three years to acquire a 100% interest in the Soesmi mining concessions, which are contiguous to the concessions comprising the Rosario property. The Soesmi claim group is subject to a 2% NSR that may be purchased for US$1,000,000. Cash payments in the aggregate of US$1,000,000 are due as follows:

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

Dates	Cash payments US ($)
Date of signing the agreement	75,000 (paid)
June 3, 2010	50,000 (paid)
December 3, 2010	50,000
June 3, 2011	100,000
December 3, 2011	150,000
December 3, 2012	575,000
Total	1,000,000

During the second quarter of fiscal 2011, the Corporation decided not to make the next option payment due in respect of the Soesmi property, and to allow its rights in respect of such property to lapse. As a result, the Corporation has written off all costs associated with this project. The notice to cancel the agreement was sent to the owner on December 1, 2010.

(c) Simonetta

Pursuant to an agreement entered into on January 23, 2010, Rio Condor has the option of paying US$1,000,000 over four years to acquire a 100% interest in the Simonetta mining concessions, which are contiguous to the concessions comprising the Rosario property. This acquisition is royalty free.

A third party (the "Claimant") is disputing the rights of Rio Condor to access and conduct exploration activities on the Simonetta mining concessions, based on an existing lease agreement (the “Existing Lease”) that the owner of such concessions (the “Owner”) had previously entered into with a third party. The Existing Lease was not previously disclosed to Rio Condor. Management of the Corporation believes that this claim is without merit. In connection with this matter, Rio Condor and the Owner have agreed that Rio Condor has fully exercised its option to acquire a 100% interest in these concessions notwithstanding that Rio Condor has only made its first and second payments under the governing option agreement to date. See the table below for a list of all payments paid and payable in this regard. All remaining payments not yet made by Rio Condor will remain due and payable in accordance with the schedule set out in the table below in order for Rio Condor to maintain its ownership interest in the Simonetta mining concessions. In the event that Rio Condor fails to complete any such payments in accordance with such schedule, the ownership of the concessions would revert to the Owner, without any further liability to Rio Condor. The original option agreement was modified in this manner as the parties believe that, under Chilean civil law, Rio Condor may potentially have a stronger claim against the third party as an owner of the Simonetta mining concessions rather than as the holder of an option to acquire such property. Consequently, Rio Condor has initiated a law suit against the third party requesting the competent ordinary court of Copiapó (1st Ordinary Court) to declare the termination of the Existing Lease in accordance to the applicable Civil Law. On December 15, 2010, the law suit was settled and Rio Condor acquired full access to the Simonetta property.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

Dates	Cash payments US ($)
Date of signing the agreement	30,000 (paid) (1)
July 23, 2010	10,000 (paid)(2)
January 23, 2011	65,000
April 15, 2012	150,000
April 15, 2013	245,000
April 15, 2014	500,000
Total	1,000,000

(1) US$30,000 Canadian equivalent equals $30,782.
(2) US$10,000 Canadian equivalent equals $10,359. Paid on September 15, 2010 in connection with the modification of the agreement providing for the exercise of the option by Rio Condor as described above.

In January 2011 the Corporation completed one exploration drill hole on the Simonetta property. Subsequently the Corporation decided not to make the next option payment due in respect of the Simonetta property, and to allow its rights in respect of such property to lapse. As a result, the Corporation has written off all costs associated with this project.

(d) Trillador

On July 5, 2010, the Corporation executed a letter of intent which provides that the Corporation will enter into an option agreement to acquire a 100% interest in the Trillador property through Rio Condor. The closing on the option agreement is to take place following a due diligence period.

The 70-hectare property is located in Region III of Chile, near the mining centre of Copiapo. It is adjacent to Bridgeport’s Rosario and Tamara properties and is located in a similar geological environment.

Under the terms of the proposed agreement with the property owners, the Corporation will be required to pay US$1.5 million over four years in order to acquire a 100% interest in the Trillador property. This acquisition is royalty free.

On August 27, 2010, the Trillador letter of intent was modified, whereby US$25,000 was required on signing (paid) as an advance payment of the first installment of the option agreement price. This amendment allowed Rio Condor a 120 business day grace period. As of January 31, 2011 (“Date of Closing”) the option agreement was executed and payment of US$25,000 was made (completing the total amount of the first installment of US$50,000). The option agreement was subsequently finalized. Cash payments in the aggregate of US$1.5 million will be due as follows:

Dates	Cash payments US ($)
Due on closing	25,000 (paid) (1)
January 17, 2011	25,000 (paid) (1)
12 months after closing	50,000
24 months after closing	60,000
36 months after closing	250,000
48 months after closing	1,090,000
Total	1,500,000

(1) US$50,000 Canadian equivalent equals $51,795.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

Update of Rio Condor properties

Control of the Rio Condor properties was acquired in fiscal 2010 and early part of fiscal 2011. The Rio Condor properties are located approximately 40 kilometres south-southeast of the mining city of Copiapo, which has a population of approximately 110,000. Copiapo has all normal facilities and is serviced by several commercial jet flights daily to the Chilean capital, Santiago. In addition, there is a government (ENAMI) oxide and sulphide processing plant at Copiapo (Paipote) that accepts ore for treatment from small mine producers, as well as a copper smelter.

During the year ended April 30, 2010, a technical report dated November 27, 2009, as revised on December 4, 2009 and entitled “Summary Report on the Rosario Copper-Gold Project, Region III, Atacama, Chile, Prepared for Bridgeport Ventures Inc.” was prepared in compliance with National Instrument 43-101 by Dr. Matthew D. Gray (a qualified person) and filed on SEDAR (the “Rosario Report”). The Rosario Report describes the geology, mineralization and potential of the Rosario-Tamara properties based on reconnaissance mapping and sampling. It recommends a first phase drilling program of 3,000 metres, to be followed by a second phase program of 6,000 metres if warranted. Bridgeport has completed the first phase of the diamond drill program on its Rosario property, comprising 10 drill holes and 2,383 meters that commenced on April 27, 2010, and was completed on June 18, 2010. The drilling results ranged from insignificant in drill holes 05 and 09 to as much as 40 meters containing 0.76% copper and 0.3 g/t gold in drill hole 03. All significant drill hole results, defined as at least 4m with greater than 0.1% copper, from the Phase 1 drilling are summarized in the following table.

Drill Hole #	Total Length (m)	Interval From (m)	Interval To (m)	Interval Length (m)	Copper %	Gold g/t
01	386	162	190	28	0.23	0.00
01		206	214	8	0.52	0.01
01		226	232	6	0.30	0.00
01		252	262	10	0.28	0.00
02	230	52	82	30	0.79	0.22
02		154	176	22	0.23	0.02
02		202	208	6	0.34	0.02
03	302	14	54	40	0.76	0.30
03		66	82	16	0.41	0.08
03		96	106	10	0.18	0.00
03		124	130	6	0.20	0.01
03		212	216	4	0.26	0.02
04	142	16	22	6	0.18	0.01
04		34	38	4	0.12	0.02
04		176	184	8	0.30	0.01
04		226	236	10	0.16	0.01
05	299	No significant intercepts
06	200	62	76	14	0.14	0.00
06		116	126	10	0.13	0.00
06		134	144	10	0.20	0.01
07	218	66	86	20	0.34	0.00
08	200	4	10	6	0.28	0.01
08		24	28	4	0.37	0.02
08		44	62	18	0.64	0.02
08		102	112	10	0.45	0.01
08		144	148	4	0.15	0.00
09	206	No significant intercepts
10	200	82	102	20	0.65	0.05
10		114	128	14	1.48	0.09
10		182	186	4	0.38	0.03

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

On July 11, 2010, Bridgeport commenced the second phase of the diamond-drilling program on its Rosario property and two diamond drill holes were completed prior to year end. The drilling results ranged from insignificant in drill hole 12 to as much as 28 meters containing 0.39% copper in drill hole 11. In January 2011 Bridgeport re-commenced the second phase diamond drilling program at the Rosario property, drill testing the Simonetta, Tamara, and Trillador areas. As of February 22, 2011 assay results were available for one additional drill hole totaling 351m. Assay results were insignificant in drill hole 13. All drill hole results from the 2010 and 2011 Phase 2 drilling through February 22, 2011 are summarized in the following table.

Drill Hole #	Total Length (m)	Interval From (m)	Interval To (m)	Interval Length (m)	Copper %	Gold g/t
11	200	2	28	26	0.39	0.01
11		66	90	24	0.20	0.01
12	200	No significant intercepts
13	351	No significant intercepts

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

Potential quantity and grade are conceptual in nature. There has been insufficient exploration to define a mineral resource at the Rosario property to date and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Selection of drill sites for the remainder of the Phase Two drill program is pending completion of geophysical surveys. The Phase Two program is designed to follow up on the most promising targets developed during the Phase One program.

Phase One drill objectives and locations were established based on geological mapping and a review of data from a recently acquired I.P. survey. A topographic survey was commissioned and completed using the LIDAR (laser indicated distance and ranging) system. This has resulted in the production of a topographic map of the project with contour intervals of one metre that is being used as a base plan for all exploration activities.

According to the Rosario Report, the Rosario-Tamara properties host copper-gold mineralization, which is currently being exploited by local residents via open pit mining of both oxide and sulphide ores at several localities, as well as underground mining via spiral decline on the Rosario concession. Mineralization is transported by truck to the ENAMI oxide and sulphide treatment plants at Paipote. The current geological mapping program indicates that the copper oxide mineralization could have migrated along favourable fractures and structures, while the sulphide mineralization is hosted in dioritic-granodioritic intrusives and adjacent andesitic volcanic units, as well as poorly sorted, large clast breccia bodies. In places the sulphide mineralization is preferentially located along specific volcanic units (more permeable) and forms shallowly dipping mantos. In general, the sulphide mineralization is associated with albite alteration of the host rocks. Sulphide mineralization is predominantly disseminated chalcopyrite and associated pyrite, with rare bornite. The sulphide ore being mined at Rio Condor’s Rosario property typically grades between 1.5 -2.0% Cu and 0.5 -1.0 g/tAu. Reconnaissance sampling of the decline also showed anomalous molybdenum contents of between 100-300 g/t, associated with this grade of copper gold mineralization.

(ii) Project Expenditures

The following table sets forth a breakdown of material components of exploration expenditures incurred by Bridgeport, in respect of the Rio Condor properties.

Exploration expenditures	Three Months Ended January 31, 2011 $	Nine Months Ended January 31, 2011 $	Cumulative Expenditures to January 31, 2011 $
Salaries	5,268	29,547	35,005
Expediting	17,162	100,052	138,926
Travel	4,412	36,813	115,833
Consulting	34,956	288,573	562,943
Property costs	1,612	8,995	43,325
Geologists	60,284	88,484	111,563
Survey costs	29,492	80,396	114,865
Vehicle and fuel	5,298	32,812	49,232
Lodging and meals	2,039	22,076	37,846
Drilling	127,357	493,914	500,791
Total	287,880	1,181,662	1,710,329

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

(iii) Budget

Following are the plans related to the Rio Condor properties. Planned expenditures are as follows:

Project/Property Name	Plans for Project	Planned Expenditures (approx.)	Cumulative Expenditures to January 31, 2011 (approx.)	Remaining Commitment (approx.)
Rio Condor properties	(1)	$3.9 million (2)(3)	$1.71 million	$2.19 million (3)

(1)

Bridgeport plans to complete a diamond-drilling program at an estimated aggregate cost of $3.9 million in several phases. Phase One was completed on June 18, 2010. Selection of drill sites for the remainder of the Phase Two drill program is pending completion of geophysical surveys. The Phase Two program is designed to follow up on the most promising targets developed during the Phase One program. The Corporation has budgeted approximately $580,000 for calendar 2011 for its drilling activities.

(2)	Includes acquisition costs.
(3)	Discretionary, subject to change if management decides to scale back operations or accelerate exploration.

Nevada Portfolio properties

(i) Description of Nevada Portfolio properties

On November 16, 2010, BPV Gold acquired its interest in the Acquired Nevada Properties pursuant to an acquisition agreement amongst the Corporation, BPV Gold and Fronteer, in consideration of the issuance by the Corporation of an aggregate of 4,500,000 common shares to Fronteer (representing approximately 16% of the issued and outstanding common shares as of such date, prior to such issuance).

The Nevada Portfolio is held by the Corporation’s wholly-owned subsidiary, BPV Gold, and is located in gold districts that have produced or are currently producing significant gold. The Nevada Portfolio is comprised of the properties listed in the table below.

Name of property	Number of claims comprising property	Location
Acquired Nevada Properties

Blackrock	12	Lyon County, Nevada
Argentite	8	Esmeralda County, Nevada
Bellview	53 (1)	White Pine County, Nevada
Horsethief	18	Lincoln, Nevada
Hot Pot	36	Humboldt County, Nevada
Fri Gold	28	Nye County, Nevada
Columbia	8	Humboldt County, Nevada
Kobeh	37	Eureka County, Nevada
Ashby	3	Moneral County, Nevada
East Walker	4	Lyon County, Nevada

Staked Nevada Claims

Argentite	22	Esmeralda County, Nevada
Horsethief	78	Lincoln, Nevada
Columbia	49	Humboldt County, Nevada

(1) Comprised of 10 claims known as the “Bellview Lease Claims” and 43 claims known as the “Bellview Project Claims”. BPV Gold holds a 50% leased interest in the Bellview Lease Claims and a 100% interest in the Belleview Project Claims.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

The Corporation holds a 100% interest in the Nevada Portfolio (other than the Bellview Lease Claims, in respect of which BPV Gold holds a 50% leased interest), subject to (i) a 2% net smelter return royalty (“NSR”) retained by Fronteer with respect to the Blackrock, Argentite, Horsethief, Fri Gold, Columbia, Ashby and East Walker properties comprising, in part, the Acquired Nevada Properties; and (ii) an aggregate 3% NSR held by Fronteer and certain other third parties with respect to the Bellview Project, Bellview Lease, Hot Pot and Kobeh properties comprising, in part, the Acquired Nevada Properties.

Update of Nevada Portfolio properties

No significant work has been done on the Nevada projects as of the date of this MD&A. The exploration programs are expected to start shortly.

(ii) Project Expenditures

The following table sets forth a breakdown of material components of exploration expenditures incurred by Bridgeport, in respect of the Nevada Portfolio properties.

Exploration expenditures	Three Months Ended January 31, 2011 $	Nine Months Ended January 31, 2011 $	Cumulative Expenditures to January 31, 2011 $
Geology	13,202	13,202	13,202
Property	106,845	106,845	106,845
Total	120,047	120,047	120,047

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

(iii) Budget

For further details regarding the Corporation’s proposed 2011 exploration program with respect to the Nevada Portfolio properties, please see “Liquidity and Financial Position”, below.

Technical Information

All scientific and technical information contained in this MD&A related to the Rio Condor properties has been prepared by or under the supervision of Matthew D Gray, Ph.D., C.P.G. #10688, an independent technical consultant to Bridgeport and a “qualified person” within the meaning of National Instrument 43-101. Gray has verified the technical information related to the Rio Condor properties by means of site visits to the project, personal review of technical data, and independent sampling.

For further details with respect to the mineral exploration properties of Bridgeport, please refer to the Rosario Report, available on SEDAR at www.sedar.com.

Overall Objective

The primary business objective of the Corporation is to explore and, if warranted, develop, gold and copper-gold properties in the Americas. The Corporation seeks to target properties with excellent exploration potential to advance rapidly toward development focusing on properties with million ounce potential. The Corporation’s principal focus in 2011 and 2012 is to explore and, if warranted, develop the Nevada Portfolio properties and the Rio Condor Properties in Chile with a view towards advancing the properties towards development through an aggressive success driven exploration program. In the near term, planned activities at the Nevada Portfolio properties include geological mapping, geological sampling, geophysical surveying and drilling which is scheduled to commence on March 1, 2011 and is expected to be completed by August 31, 2011. For further details regarding the Corporation’s proposed 2011 exploration program with respect to the Nevada Portfolio properties, please see “Liquidity and Financial Position”, below.

Disclosure controls

Disclosure controls and processes have been designed to ensure that information required to be disclosed by the Corporation is compiled and reported to Corporation management as appropriate to allow timely decisions regarding required disclosure. The Corporation’s Chief Executive officer and Chief Financial Officer have concluded, based on their evaluation as of January 31, 2011, that the Corporation’s disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Corporation is made known to them by employees and third party consultants working for the Corporation. There have been no significant changes in the Corporation’s disclosure controls and processes during the three and nine months ended January 31, 2011.

It should be noted that while the Corporation’s Chief Executive Officer and Chief Financial Officer believe that its disclosure controls and processes will provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and processes will prevent all errors and frauds. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that its objectives are met.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

Selected Quarterly Information

A summary of selected information for each of the eight most recent quarters is as follows:

Three Months Ended	Net Revenues ($)	Net Loss		Total Assets ($)
		Total ($)	Per Share (Basic and Diluted) ($)
2011-January 31	-	(1,536,379) (1)	(0.04)	34,488,629
2010-October 31	-	(1,443,610) (2)	(0.05)	13,460,277
2010-July 31	-	(654,872) (3)	(0.02)	14,493,248
2010-April 30	-	(883,118) (4)	(0.05)	15,134,191
2010-January 31	-	(984,147) (5)	(0.04)	15,640,341
2009-October 31	-	(103,872) (6)	(0.01)	1,385,040
2009-July 31	-	(7,061) (7)	(0.00)	330,480
2009-April 30	-	(123,934) (8)	(0.02)	279,121

Notes:
(1)

Net loss of $1,536,379 consisted primarily of stock-based compensation $464,096; professional fees $277,617; reporting issuer costs $106,730; business development costs $26,665, write-off of exploration property $554,473 and management fees $15,088. These amounts were offset by interest income of $45,525 and future income tax recovery $138,700. All other expenses related to general working capital purposes.

(2)

Net loss of $1,443,610 consisted primarily of stock-based compensation $413,314; professional fees $158,884; business development costs $79,894; write-off of exploration property $611,352 and management fees $30,750. These amounts were offset by interest income of $19,535. All other expenses related to general working capital purposes.

(3)

Net loss of $654,872 consisted primarily of stock-based compensation $236,875; professional fees $226,219; business development costs $73,682; and management fees $32,350. These amounts were offset by interest income of $17,694. All other expenses related to general working capital purposes.

(4)

Net loss of $883,118 consisted primarily of: stock-based compensation $264,413; professional fees $175,336; reporting issuer costs $146,803; management fees $38,750; and business development $111,714. These amounts were offset by interest income of $17,092. All other expenses related to general working capital purposes.

(5)

Net loss of $984,147 consisted primarily of: stock-based compensation $697,346; professional fees $126,653; reporting issuer costs $42,494; management fees $35,750; and business development $41,701. These amounts were offset by interest income of $5,059. All other expenses related to general working capital purposes.

(6)

Net loss of $103,872 consisted primarily of: stock-based compensation $56,000; reporting issuer costs $26,707; and consulting fees $17,000. All other expenses related to general working capital purposes.

(7)	Net loss of $7,061 consisted primarily of: professional fees of $4,000; consulting fees of $3,000; and interest and bank charges of $61. All other expenses related to general working capital purposes.
(8)	Net loss of $123,934 consisted primarily of: professional fees $7,925; interest and bank charges of $3,601; and write-off of the Gold Rock property of $161,023 (a property located in Ontario, Canada, that was dropped by the Corporation). These amounts were offset by a future income tax recovery of $48,600. All other expenses related to general working capital purposes.

www.bridgeportventures.net	P a g e | 17

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

Results of Operations

Nine months ended January 31, 2011, compared with nine months ended January 31, 2010

Bridgeport’s net loss totaled $3,634,861 for the nine months ended January 31, 2011, with basic and diluted loss per share of $0.11. This compares with net loss of $1,095,080 with basic and diluted loss per share of $0.08 for the nine months ended January 31, 2010. The increase of $2,539,781 in net loss was principally because:

  The Corporation incurred an increase in professional fees of $528,067 for the nine months ended January 31, 2011, compared to the nine months ended January 31, 2010. The increase can be attributed to increased corporate activity which in addition to technical activities, required assistance from the Corporation’s auditors and corporate lawyers;

  The Corporation incurred an increase in stock-based compensation of $360,939 for the nine months ended January 31, 2011, compared to the nine months ended January 31, 2010. The increase can be attributed to the vesting of 1,700,000 stock options issued in fiscal 2010 and 2,250,000 stock options granted in Q3 (2011) (details below), compared to 2,325,000 stock options issued during the nine months ended January 31, 2010. The 1,700,000 stock options issued in fiscal 2010 and 2,250,000 options granted in Q3 (2011) (details below) have vesting terms subject to the Corporation`s stock option plan, which require a stock-based compensation expense of $1,114,285 to be recorded in the nine months ended January 31, 2011 compared to $753,346 in the comparative period. Users of the financial statements should be cautious about the valuation of stock-based compensation since it can affect net income (loss) significantly;

  During the nine months period ended January 31, 2011, the following stock options were issued and modified:

  On September 23, 2010, the Corporation granted 400,000 stock options to an officer pursuant to the Corporation's stock option plan, exercisable for one common share each at a price of $1.05 per share for a period of five years expiring on September 23, 2015. The options vest as to one- third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $273,600 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 81%, risk-free rate of return 2.11% and an expected maturity of 5 years. For the three and nine months ended January 31, 2011, $33,884 and $139,448 was expensed to stock-based compensation.

  On December 21, 2010, the Corporation granted 1,600,000 stock options to an officer pursuant to the Corporation's stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on December 21, 2015. The options vest as to one- third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $940,800 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 76.51%, risk-free rate of return 2.17% and an expected maturity of 5 years. For the three and nine months ended January 31, 2011, $366,415 was expensed to stock-based compensation.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

On January 7, 2011, the Corporation granted 250,000 stock options to a director pursuant to the Corporation's stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on January 7, 2016. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $116,500 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 76.09%, risk-free rate of return 2.24% and an expected maturity of 5 years. For the three and nine months ended January 31, 2011, $42,662 was expensed to stock-based compensation.

During the period ended January 31, 2011, a significant shareholder of the Corporation, and a significant shareholder who is also a director and Chairman of the Corporation, granted an aggregate of 1,000,000 options to an officer of the Corporation to acquire certain of their holdings of common shares of the Corporation at an exercise price of $1.00 per share until September 29, 2015. These options vest as to one-third on March 29, 2011, one-third on September 29, 2011 and one-third on September 29, 2012. The grant date fair value of $729,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 80%, risk-free rate of return 1.79%, and an expected maturity of 5 years. On December 21, 2010, the options were cancelled and the corresponding expense of $70,875 has been recorded as a reduction of stock based compensation in the current period.

During the three and nine months ended January 31, 2011, the expiry date of 200,000 fully vested options granted on August 20, 2009 to a former director have been modified. The expiry date changed from August 20, 2014 to January 7, 2012. The former director resigned and became a consultant.

Several variables are used when determining the value of stock options using the Black-Scholes valuation model:

  The expected term: the Corporation used the expected terms of five years, which is the maximum term ascribed to the stock options issued, for the purposes of calculating their value. The Corporation chose the maximum term because it is difficult to determine with any reasonable degree of accuracy when these stock options will be exercised.

  Volatility: the Corporation used historical information on the market price of a similar company to determine the degree of volatility at the date the stock options were granted. Therefore, depending on when the stock options are granted and the period of historical information examined, the degree of volatility can be different when calculating the value of different stock options.

  Risk-free interest rate: the Corporation used the interest rate available for government securities of an equivalent expected term at the date of the grant of the stock options. The risk-free interest rate will vary depending on the date of the grant of the stock options and their expected term.

  Dividend yield: the Corporation has not paid dividends in the past because it is in the exploration stage and has not yet earned any significant income. Also, the Corporation does not expect to pay dividends in the foreseeable future because it does not expect to bring its mineral properties into production and earn significant revenue any time soon. Therefore, a dividend rate of 0% was used for the purposes of the valuation of the stock options.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

  The Corporation incurred an increase in reporting issuer costs of $89,345 (includes transfer agent fees, filing fees, shareholder information costs and stock exchange fees). The increase can be attributed to costs of being a reporting issuer since completing the initial public offering on October 7, 2009;

  The increase in management fees of $22,438 for the nine months ended January 31, 2011, compared to the nine months ended January 31, 2010, can be attributed to payment of $42,188 (nine months ended January 31, 2010 - $18,750) to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Corporation. The Corporation paid $36,000 to Marrelli Support Services Inc. ("MSSI") for the services of Carmelo Marrelli to act as Chief Financial Officer of the Corporation (nine months ended January 31, 2010 - $16,000). Carmelo Marrelli is the president of MSSI. (See “Related Party Transactions” for further information). In the comparative period, $21,000 was paid to St. Germain Capital Corp., a Corporation that is beneficially controlled by Steven Mintz, the former Chief Executive Officer of the Corporation. (See “Related Party Transactions” for further information);

  The Corporation incurred an increase in business development fees of $138,540 for the nine months ended January 31, 2011, compared to the nine months ended January 31, 2010. The increase can be attributed to consulting fees, investor relation costs and travel charges incurred to develop Bridgeport’s investor profile and business opportunities for the Corporation which increased since completing the initial public offering on October 7, 2009 and also because of the Offering in December 2010;

  General and administrative expenses increased by $525,567 for the nine months ended January 31, 2011, compared to the nine months ended January 31, 2010 and consisted of administrative costs such as advertising and promotion, telephone, rent, travel, insurance, postage and courier charges. The increase can be attributed to increased corporate activity during the nine months ended January 31, 2011 compared to the same period in 2010;

  Foreign exchange gain increased by $52,900 during the nine months ended January 31, 2011, compared with the same period in 2010. The increase in foreign exchange gain can be attributed to transactions in Chile and the US dollar exchange rate fluctuations;

  The Corporation decided not to make the next option payment due in respect of the Soesmi property, and to allow its rights in respect of such property to lapse. As a result, the Corporation has written off all costs associated with this project. This amounted to $611,352;

  Through a letter and a public deed, both dated on February 7, 2011, Rio Condor provided notice to the owner of the Simonetta property that the payment of January 23, 2011 (US$65,000) will not be made. As a result, Rio Condor's rights in respect of such property have been forfeited and the associated costs of $554,473 with the project have been written-off.

  Interest income increased by $77,695 during the nine months ended January 31, 2011. The Corporation earned interest on high interest savings accounts and certificates of deposit from funds raised from the initial public offering, which was completed on October 7, 2009, the private placement, which was completed on December 1, 2009 and the Offering and over allotment, which were completed on December 20, 2010 and January 7, 2011; and

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

  All other expenses related to general working capital purposes.

Three months ended January 31, 2011, compared with three months ended January 31, 2010

Bridgeport’s net loss totaled $1,536,379 for the three months ended January 31, 2011, with basic and diluted loss per share of $0.04. This compares with net loss of $984,147 with basic and diluted loss per share of $0.04 for the three months ended January 31, 2010. The increase of $552,232 in net loss was principally because:

  The Corporation incurred an increase in professional fees of $150,964 for the three months ended January 31, 2011, compared to the three months ended January 31, 2010. The increase can be attributed to increased corporate activity which in addition to technical activities, required assistance from the Corporation’s auditors and corporate lawyers;

  The Corporation incurred a decrease in stock-based compensation of $233,250 for the three months ended January 31, 2011, compared to the three months ended January 31, 2010. The decrease can be attributed to the cancellation of 1,000,000 options granted by a significant shareholder of the Corporation and a significant shareholder who is also a director and Chairman of the Corporation to an officer of the Corporation to acquire certain of their holdings of common shares of the Corporation. The cancellation of the 1,000,000 options led to a reduction of stock- based compensation of $70,875 during the three months ended January 31, 2011. In addition, cancellation of an additional 175,000 stock options that had not fully vested as of January 31, 2011 led to an additional reduction. Users of the financial statements should be cautious about the valuation of stock-based compensation since it can affect net income (loss) significantly;
  The variables used in the Black-Scholes valuation model are similar to that described in stock- based compensation on Pages 18 through 20;

  The Corporation incurred an increase in reporting issuer costs of $64,236 (includes transfer agent fees, filing fees, shareholder information costs and stock exchange fees). The increase can be attributed to costs of being a reporting issuer since completing the initial public offering on October 7, 2009;

  The decrease in management fees of $20,662 for the three months ended January 31, 2011, compared to the three months ended January 31, 2010, can be attributed to payment of $4,688 (three months ended January 31, 2010 - $18,750) to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Corporation. The Corporation paid $12,000 to MSSI for the services of Carmelo Marrelli to act as Chief Financial Officer of the Corporation (three months ended January 31, 2010 - $8,000). Carmelo Marrelli is the president of MSSI. (See “Related Party Transactions” for further information). In the comparative period, $9,000 was paid to St. Germain Capital Corp., a Corporation that is beneficially controlled by Steven Mintz, the former Chief Executive Officer of the Corporation. (See “Related Party Transactions” for further information);

  The Corporation incurred a decrease in business development fees of $15,036 for the three months ended January 31, 2011, compared to the three months ended January 31, 2010. The decrease can be attributed to the fact that the Corporation terminated its lead investor relations consultant to re-focus the Corporation’s business development strategy under the supervision of Ms. Shastri Ramnath;

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

  General and administrative expenses increased by $259,615 for the three months ended January 31, 2011, compared to the three months ended January 31, 2010 and consisted of administrative costs such as advertising and promotion, telephone, rent, travel, insurance, postage and courier charges. The increase can be attributed to increased corporate activity during the three months ended January 31, 2011 compared to the same period in 2010;

  Foreign exchange gain increased by $30,094 during the three months ended January 31, 2011, compared with the same period in 2010. The increase in foreign exchange gain can be attributed to transactions in Chile and the US dollar exchange rate fluctuations;

  Through a letter and a public deed, both dated on February 7, 2011, Rio Condor provided notice to the owner of the Simonetta property that the payment of January 23, 2011 (US$65,000) will not be made. As a result, Rio Condor's rights in respect of such property have been forfeited and the associated costs of $554,473 with the project have been written-off.

  Interest income increased by $40,466 during the three months ended January 31, 2011. The Corporation earned interest on high interest savings accounts and certificates of deposit from funds raised from the initial public offering, which was completed on October 7, 2009, the private placement, which was completed on December 1, 2009 and the Offering and over allotment, which were completed on December 20, 2010 and January 7, 2011; and

  All other expenses related to general working capital purposes.

Liquidity and Financial Position

The activities of Bridgeport, principally the acquisition and exploration of properties that have the potential to contain precious and base metals, are financed through equity offerings and the exercise of stock options and warrants. During the nine months ended January 31, 2011, 578,600 warrants were exercised for cash proceeds of $408,100 and an Offering and over allotment of 15,000,000 and 2,250,000 Units, respectively, of the Corporation at a price of $1.00 per Unit for gross cash consideration of $17,250,000 was closed.

The budgeted corporate activities for Toronto, Canada, account for approximately $1.8 million for calendar 2011. In addition, expenditures in respect of Chile operations for calendar 2011 amount to approximately $900,000, which amount is included in the $3.9 million budget for drilling the Rio Condor properties.

Bridgeport has notified certain Rosario property owners that a six month deferral of property payments due in November 2010 would be required. There is no certainty that this extension will be provided to the Corporation. The property payments owed in November 2010 amounted to $773,658 (US$772,499). This amount includes management fees of US$22,500 and cash payments of US$749,999. During the quarter ended January 31, 2011, the Corporation paid $56,111 (US$55,113) in management fees and property payments pursuant to the agreement relating to the Tamara property. Discussions are ongoing. There is no certainty that this extension will be provided to the Corporation.

On November 16, 2010, BPV Gold acquired its interest in the Acquired Nevada Properties, subject to a 2% NSR in certain properties and an aggregate 3% NSR in certain properties, in consideration of the issuance by the Corporation of an aggregate of 4,500,000 common shares to Fronteer. The Corporation anticipates that it would need approximately $3,123,698 for completion of the phase I recommended program on the Blackrock, Argentite, Bellview and Horsethief properties comprising, in part, the Nevada Portfolio properties. If warranted based on the results of phase I, the Corporation anticipates that it would need approximately $3,504,022 for completion of the phase II recommended program on the Blackrock, Argentite, Bellview and Horsethief properties comprising, in part, the Nevada Portfolio properties. The Corporation also estimates that it will require approximately $3,027,856 for completing the planned 2011 exploration program on the Hot Pot, Fri Gold, Columbia, Kobeh, Ashby and East Walker properties comprising, in part, the Nevada Portfolio properties. The proposed exploration expenditures for calendar 2011 for the Nevada Portfolio properties are approximately $6.8 million.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

Accounts payable and accrued liabilities increased to $556,801 at January 31, 2011, compared to $325,079 at April 30, 2010, primarily due to more expenditures due at January 31, 2011 compared to April 30, 2010. The Corporation’s cash and cash equivalents as at January 31, 2011, is sufficient to pay these liabilities.

The Corporation has no operating revenues and therefore must utilize its current cash reserves and other financing transactions to maintain its capacity to meet ongoing internal budgetary requirements. See “Trends”.

As of January 31, 2011, and to the date of this MD&A, substantially all cash resources of Bridgeport are held with select Canadian financial institutions.

The Corporation has no debt and its credit and interest rate risk is minimal. Accounts payable and accrued liabilities are short term and non-interest bearing.

The Corporation’s use of cash at present occurs, and in the future is expected to occur, principally in two areas, namely, funding of its general and administrative expenditures and funding of its investment activities. Those investing activities include the cash components of the cost of acquiring and exploring its mineral claims. During the three and nine months ended January 31, 2011, the Corporation’s operating expenses increased compared to prior years due to its acquisition of the Rio Condor properties and Nevada Portfolio properties. Corporate head office costs are estimated to average approximately $450,000 per quarter for calendar 2011. The $450,000 covers legal fees, reporting issuer costs, management fees, business development costs and general and administrative costs. In addition, the Corporation plans to spend approximately $900,000 (excludes acquisition costs) for its ongoing exploration programs in Chile for calendar 2011 (the $900,000 is included in the Corporation’s $3.9 million exploration commitment under “Mineral Exploration Properties”, above). The Corporation will also have to make its scheduled property payments for the Rio Condor properties in order to maintain its interest therein (See “Rio Condor Properties” under “Mineral Exploration Properties”, above). As of January 31, 2011, approximately $773,658 remains to be paid. Bridgeport has notified certain Rosario property owners that a six month deferral of property payments due in November 2010 would be required. There is no certainty that this extension will be provided to the Corporation. The Corporation also plans to spend approximately $6.8 million for calendar 2011 on the Nevada Portfolio properties, which amount includes the $3,027,856 exploration program on the Hot Pot, Fri Gold, Columbia, Kobeh, Ashby and East Walker properties. The Corporation believes it currently has sufficient funds to meet its calendar 2011 planned expenditures for corporate head office costs, the Rio Condor properties and the Nevada portfolio properties.

The working capital of $24,660,694 at January 31, 2011 (April 30, 2010 - $10,942,645), is expected to be sufficient to meet the Corporation’s plans for the acquisition costs and exploration expenditures for the Rio Condor properties and Nevada portfolio properties for the twelve-month period ending January 31,

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

2012. However, if the Corporation decides to continue to exercise its option to acquire the Rio Condor properties, additional financing will be required for the Corporation to make its scheduled property payments for the Rio Condor properties.

Regardless of whether or not the Corporation develops the Rio Condor properties and the Nevada Portfolio properties, its working capital of $24,660,694 as of January 31, 2011, is anticipated to be adequate for it to continue operations at the current level for the twelve month period ending January 31, 2012, even if it’s expected plans discussed above do not materialize and new plans are developed. However, to meet long-term business plans, exploring its property interests is an important component of the Corporation’s financial success. In addition, in order to meet the Corporation’s scheduled property payments for the Rio Condor properties and planned exploration of the Nevada Portfolio properties, additional financing may be required.

Related Party Transactions

The Corporation had the following related party transactions during the three and nine months ended January 31, 2011 and 2010:

(a)

During the three and nine months ended January 31, 2011, the Corporation paid consulting fees of $nil (three and nine months ended January 31, 2010 - $9,000 and $21,000, respectively) to St. Germain Capital Corp., a Corporation that is beneficially controlled by Steven Mintz, the former Chief Executive Officer of the Corporation. Steven Mintz is the President and a director of the associated Corporation. These costs are reflected in management fees in the consolidated statements of operations.

(b)

For the three and nine months ended January 31, 2011, the Corporation paid $12,000 and $36,000, respectively (three and nine months ended January 31, 2010 - $8,000 and $16,000) to Marrelli Support Services Inc. ("MSSI") for the services of Carmelo Marrelli to act as Chief Financial Officer of the Corporation. These costs are reflected in management fees in the consolidated statements of operations. Carmelo Marrelli is the President of MSSI. As at January 31, 2011, MSSI was owed $12,619 (April 30, 2010 - $12,226) and this amount was included in accounts payable and accrued liabilities.

(c)

For the three and nine months ended January 31, 2011, the Corporation paid $2,750 and $8,066, respectively (three and nine months ended January 31, 2010 - $2,981) to DSA Corporate Services Inc. ("DSA"), a firm providing corporate secretarial services to Bridgeport. Carmelo Marrelli, the Chief Financial Officer of the Corporation is the secretary of DSA. These costs are reflected in professional fees in the consolidated statements of operations. As at January 31, 2011, DSA was owed $1,030 (April 30, 2010 - $919) and this amount was included in accounts payable and accrued liabilities.

(d)

During the three and nine months ended January 31, 2011, the Corporation paid management consulting fees of $18,750 and $56,250, respectively (three and nine months ended January 31, 2010 - $18,750) to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Corporation. H.R. Snyder Consultants is controlled by Hugh Snyder. These costs are reflected in management fees in the consolidated statements of operations.

(e)

During the three and nine months ended January 31, 2011, the Corporation paid engineering consulting fees of $10,000 and $40,000, respectively (three and nine months ended January 31, 2010 - $3,333) to Wolf Seidler, a director of the Corporation. This cost is reflected in professional fees in the consolidated statements of operations. As at January 31, 2011, the director was owed $5,650 (April 30, 2010 - $nil) and this amount was included in accounts payable and accrued liabilities.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

(f)

During the three and nine months ended January 31, 2011, the Corporation paid/accrued geological consulting fees of $nil (three and nine months ended January 31, 2010 - $1,890) to Mafic Planet Limited, a company that is associated to Jon North, a director of Bridgeport. These costs are included in interests in mineral properties and deferred exploration expenditures for the Rosario properties on the balance sheet.

(g)

During the period ended January 31, 2011, a significant shareholder of the Corporation (Wayne Beach), and a significant shareholder who is also a director and Chairman of the Corporation (Hugh Snyder), granted an aggregate of 1,000,000 options to an officer (Shastri Ramnath) of the Corporation to acquire certain of their holdings of common shares of the Corporation at an exercise price of $1.00 per share until September 29, 2015. These options vest as to one-third on March 29, 2011, one-third on September 29, 2011 and one-third on September 29, 2012. The grant date fair value of $729,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 80%, risk-free rate of return 1.79%, and an expected maturity of 5 years. On December 21, 2010, the options were cancelled and the corresponding expense of $70,875 has been recorded as a reduction of stock based compensation in the current period.

The transactions disclosed above are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The amounts due to related parties are unsecured, non-interest bearing and due on demand.

Off-Balance Sheet Arrangements

The Corporation does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition, including, without limitation, such considerations as liquidity, capital expenditures and capital resources that would be considered material to investors.

Proposed Transactions

There are no proposed transactions of a material nature being considered by the Corporation. However, the Corporation continues to evaluate properties and corporate entities that it may acquire in the future.

Critical Accounting Estimates

The preparation of the Corporation’s unaudited interim consolidated financial statements requires management to make certain estimates that affect the amounts reported in the consolidated financial statements. The accounting estimates considered to be significant are the valuation of the Corporation’s resource assets, warrants and stock-based compensation.

The policy of capitalizing exploration costs to date does not necessarily relate to the future economic value of the exploration properties. The valuation of mineral resource properties is dependent entirely upon the discovery of economic mineral deposits.

The Corporation uses the Black-Scholes option pricing model to estimate the fair value of options and warrants. The main factor affecting the estimates of stock-based compensation and warrants is the stock price volatility used. The Corporation uses historical price data and comparables in the estimate of the stock price volatility.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

Other items requiring estimates for the three and nine months ended January 31, 2011, are amounts receivable, asset retirement obligation, accounts payable and accrued liabilities and future income taxes. Changes in the accounting estimates in these items may have a material impact on the financial position of Bridgeport.

Future Accounting Changes

IFRS Transition Plan

The Corporation has established a comprehensive IFRS transition plan and engaged third-party advisers to assist with the planning and implementation of its transition to IFRS. The following summarizes the Corporation's progress and expectations with respect to its IFRS transition plan:

Initial scoping and analysis of key areas for which accounting policies may be impacted by the transition to IFRS.	Complete.

Detailed evaluation of potential changes required to accounting policies, information systems and business processes, including the application of IFRS 1 First-time Adoption of International Financial Reporting Standards.

Complete.
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives.	In progress, completion expected during Q4 2011
Resolution of the accounting policy change implications on information technology, business processes and contractual arrangements.	In progress, completion expected during Q4 2011
Quantification of the financial statement impact of changes in accounting policies.	Throughout 2011
Management and employee education and training.	Throughout the transition process

Any changes to accounting policies or business processes have the potential to affect the Corporation’s internal controls over financial reporting (“ICFR”). As part of its analysis of potential changes to accounting policies, the implementation team is assessing whether changes to ICFR are required. Based on the analysis performed to date, the Corporation does not currently expect the adoption to IFRS to have a significant impact on ICFR.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

Impact of Adopting IFRS on the Corporation’s Business

As part of its analysis of potential changes to significant accounting policies, the Corporation is assessing what changes may be required to its accounting systems and business processes. The Corporation believes that the changes identified to date are minimal and the systems, processes and internal control procedures can accommodate the necessary changes.

To date, the Corporation has not identified any contractual arrangements that may be affected by potential changes to significant accounting policies.

The Corporation's staff and advisers involved in the preparation of the consolidated financial statements are being trained on the relevant aspects of IFRS and the anticipated changes to accounting policies. Employees of the Corporation who will be affected by a change to business processes as a result of the conversion to IFRS will also be trained as necessary.

The Board of Directors and the Audit Committee have been regularly updated on the progress of the IFRS conversion plan, and made aware of the evaluation to date of the key aspects of IFRS affecting the Corporation.

First-time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS, effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Corporation has identified the following optional exemptions that it expects apply in its preparation of an opening IFRS statement of financial position as at May 1, 2010, the Corporation’s transition date:

  To apply IFRS 2 Share-based Payments only to equity instruments issued after November 7, 2002, and that had not vested by the transition date.
  To apply IFRS 3 Business Combinations prospectively from the transition date, therefore not restating business combinations that took place prior to the transition date.
  To apply the transition provisions of IFRIC 4 Determining whether an Arrangement Contains a Lease, therefore determining if arrangements existing at the transition date contain a lease based on the circumstances existing at that date.
  To apply IAS 23 Borrowing Costs prospectively from the transition date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

Prior to reporting interim consolidated financial statements in accordance with IFRS for the quarter ending July 31, 2011, the Corporation may decide to apply other optional exemptions contained in IFRS 1.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Corporation’s opening IFRS statement of financial position as at the transition date will be consistent with those made under current Canadian GAAP. If necessary, estimates will be adjusted to reflect any difference in accounting policy.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

Impact of Adopting IFRS on the Corporation’s Financial Statements

The adoption of IFRS will result in some changes to the Corporation's accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its consolidated financial statements.

The following provides a summary of the Corporation's evaluation to date of potential changes to accounting policies in key areas based on the current standards and guidance within IFRS. This is not intended to be a complete list of areas where the adoption of IFRS will require a change in accounting policies, but to highlight the areas the Corporation has identified as having the most potential for a significant change. The International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Corporation’s accounting policies on adoption of IFRS. At the present time, however, the Corporation is not aware of any significant expected changes prior to its adoption of IFRS that would affect the summary provided below.

1)	Exploration and Evaluation Expenditures

Subject to certain conditions, IFRS currently allows an entity to determine an accounting policy that specifies the treatment of costs related to the exploration for and evaluation of mineral properties. The Corporation is considering the impact of establishing an accounting policy to expense, as incurred, all costs relating to exploration and evaluation until such time as it has been determined that a property has economically recoverable reserves.

The application of this policy on the adoption of IFRS will have a significant impact on the Corporation’s consolidated financial statements. On adoption of IFRS, the carrying value of the mineral resource properties will be reduced to zero (as at the transition date), with a corresponding adjustment to accumulated deficit. All subsequent exploration and evaluation costs will be expensed as incurred until such time as it has been determined that a property has economically recoverable reserves.

2)	Impairment of (Non-financial) Assets

IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Corporation's accounting policies related to impairment of non-financial assets will be changed to reflect these differences. However, the Corporation does not expect that this change will have an immediate impact on the carrying value of its assets. The Corporation will perform impairment assessments in accordance with IFRS at the transition date.

3)	Share-based Payments

In certain circumstances, IFRS requires a different measurement of stock-based compensation related to stock options than current Canadian GAAP.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

The Corporation does not expect any changes to its accounting policies related to share-based payments that would result in a significant change to line items within its consolidated financial statements.

4)	Asset Retirement Obligations (Decommissioning Liabilities)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Corporation's accounting policies related to decommissioning liabilities will be changed to reflect these differences. However, the Corporation does not expect this change will have an immediate impact on the carrying value of its assets.

5)	Property and Equipment

IFRS contains different guidance related to recognition and measurement of property and equipment than current Canadian GAAP.

The Corporation does not expect any changes to its accounting policies related to property and equipment that would result in a significant change to line items within its consolidated financial statements.

6)	Income Taxes

In certain circumstances, IFRS contains different requirements related to recognition and measurement of future (deferred) income taxes.

The Corporation does not expect any changes to its accounting policies related to income taxes that would result in a significant change to line items within its consolidated financial statements.

7)	Foreign Currency

IFRS requires that the functional currency of Bridgeport and its subsidiaries be determined separately, and the factors considered to determine functional currency are somewhat different than current Canadian GAAP.

Bridgeport does not expect any changes to its accounting policies related to foreign currency that would result in a significant change to line items within its consolidated financial statements at the transition date.

Subsequent Disclosures

Further disclosures of the IFRS transition process are expected as follows:

  The Corporation’s MD&A for the 2011 interim periods and the year ended April 30, 2011, will include updates on the progress of the transition plan, and, to the extent known, further information regarding the impact of adopting IFRS on key line items in the annual consolidated financial statements.

  The Corporation's first financial statements prepared in accordance with IFRS will be the interim consolidated financial statements for the three months ending July 31, 2011, which will include notes disclosing transitional information and disclosure of new accounting policies under IFRS. The interim consolidated financial statements for the three months ending July 31, 2011, will also include 2010 consolidated financial statements for the comparative period, adjusted to comply with IFRS, and the Corporation’s transition date IFRS statement of financial position (at May 1, 2010).

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Corporation is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581 and establishes standards for the accounting for a business combination. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

Financial Instruments

The primary goals of the Corporation’s financial risk management policies are to ensure that the outcome of activities involving elements of risk are consistent with the Corporation’s objectives and risk tolerance, while maintaining an appropriate risk/reward balance and protecting the Corporation’s balance sheet from events that have the potential to materially impair its financial strength. Balancing risk and reward is achieved through: identifying risk appropriately, aligning risk with overall business strategy, diversifying risk, pricing appropriately for risk, mitigation through preventive controls, and transferring risk to third parties.

The long-term corporate objective and strategic plan remains unchanged. However, the short-term objective and plan continues to be modified to reflect global economic financial conditions and general market conditions, which will inevitably have an impact on the overall risk assessment of the Corporation. Such modifications include streamlining operational costs and preserving cash to the extent possible.

The Corporation’s exposure to potential loss from financial instruments relates primarily to fair value risk, credit risk, liquidity risk, and market risks including interest rate risk and commodity price risk.

The Corporation's risk exposures and the impact on the Corporation's financial instruments are summarized below:

Credit Risk

The Corporation's credit risk is primarily attributable to cash and cash equivalents and amounts receivable. Cash and cash equivalents consist of cash, high interest savings accounts and certificates of deposit at select Canadian financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in amounts receivable consist of harmonized sales tax due from the Government of Canada, deposits with service providers, amounts owing from the Chilean government and amounts owing from various landowners in Chile. Amounts receivable are in good standing as of January 31, 2011. Management believes that the credit risk concentration with respect to the financial instruments included in cash and cash equivalents and amounts receivable is remote.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

Liquidity Risk

The Corporation's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2011, the Corporation had a cash and cash equivalents balance of $24,546,352 (April 30, 2010 - $11,137,382) to settle current liabilities of $556,801 (April 30, 2010 - $325,079). All of the Corporation's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Corporation regularly evaluates its cash position to ensure maintenance of liquidity.

Market Risk

a) Interest Rate Risk

The Corporation has cash and cash equivalents and no interest-bearing debt. The Corporation's current policy is to invest excess cash in high interest savings accounts and investment-grade certificates of deposit issued by its Canadian financial institutions. The Corporation periodically monitors the investments it makes and is satisfied with the credit ratings of its Canadian financial institutions. Currently, the Corporation does not hedge against interest rate risk.

b) Foreign Currency Risk

The Corporation's functional and reporting currency is the Canadian dollar and purchases are transacted in Canadian and US dollars and Chilean pesos. The Corporation funds certain operations, exploration and administrative expenses in Chile and the United States on a cash call basis using US dollar currency converted from select bank accounts held in Canada. The Corporation maintains US dollar bank accounts in Canada and Chile, and Chilean peso bank accounts in Chile. The Corporation is subject to gains and losses from fluctuations in the US dollar and Chilean peso against the Canadian dollar.

c) Price Risk

The Corporation is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Corporation's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Corporation closely monitors commodity prices, as they relate to gold and copper, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Corporation. As the Corporation's mineral properties are in the exploration stage, the Corporation does not hedge against commodity price risk.

The Corporation's short term investment in China Opportunity is subject to fair value fluctuations arising from changes in the equity and commodity markets.

Sensitivity Analysis

The Corporation has designated its cash and cash equivalents as held-for-trading, measured at fair value. Financial instruments included in amounts receivable are classified as receivables, which are measured at amortized cost. Short term investment is classified as available-for-sale. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

Based on management's knowledge and experience of the financial markets, the Corporation believes the following movements are "reasonably possible" over a nine months period:

(i) Cash equivalents are subject to floating interest rates. As at January 31, 2011, if interest rates had decreased/increased by 1% with all other variables held constant, the loss for the nine months ended January 31, 2011 would have been approximately $178,000 higher/lower, as a result of lower/higher interest income from cash equivalents.

(ii) The Corporation is exposed to foreign currency risk on fluctuations of financial instruments that are denominated in US dollars and the Chilean peso related to cash balances, amounts receivable and accounts payable and accrued liabilities. Sensitivity to a plus or minus 5% change in the foreign exchange rate would not have a significant impact on the reported net loss and comprehensive loss.

(iii) The Corporation's short term investment in the common shares of China Opportunity is subject to fair value fluctuations. As at January 31, 2011, if the bid price of the common shares of China Opportunity had decreased/increased by 10% with all other variables held constant, comprehensive loss for the nine month period would have been approximately $36,000 higher/lower and reported shareholders' equity would have been approximately $36,000 lower/higher.

Fair Value

The Corporation's financial instruments that are carried at fair value, consisting of cash and cash equivalents and short term investment are classified as Level 1 within the fair value hierarchy under Section 3862.

Capital Management

The Corporation manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
  to maximize shareholder return through enhancing the share value.

The Corporation monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Corporation may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis.

The Corporation considers its capital to be equity, comprising capital stock, warrants, contributed surplus, deficit and accumulated other comprehensive income which at January 31, 2011 totaled $33,637,628 (April 30, 2010 - $14,384,923). The Corporation manages capital through its financial and operational forecasting processes. The Corporation reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on its exploration activities. Selected information is provided to the Board of Directors of the Corporation. The Corporation’s capital management objectives, policies and processes have remained unchanged during the three and nine months ended January 31, 2011. The Corporation is not subject to any capital requirements imposed by a lending institution.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

Outlook

For the remainder of fiscal 2011, the Corporation plans to continue its exploration programs on its Rio Condor properties in Chile and Nevada Portfolio. The Corporation is continually evaluating direct or indirect acquisitions of additional properties. The Corporation continues to monitor its spending and will amend its plans and budgets based on exploration results and expectations of being able to raise financing as and when required.

Environmental Contingency

The Corporation’s operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner that means standards are stricter, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Corporation intends to comply fully with all environmental regulations. As of the date of this MD&A, the Corporation does not believe that there are any significant environmental obligations requiring material capital outlays in the immediate future.

Share Capital

As of the date of this MD&A, the Corporation had 50,569,600 issued and outstanding common shares and an aggregate of 28,725,000 warrants outstanding, each entitling the holder to acquire one common share of the Corporation. At the date of this MD&A, the Corporation had 4,565,000 stock options outstanding, each entitling the holder to acquire one common share. Therefore, the Corporation had 84,487,100 common shares on a fully diluted basis.

Risks and Uncertainties

An investment in the securities of the Corporation is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Corporation and its financial position. Please refer to the section entitled "Risk Factors" in the Corporation's final short form prospectus dated December 13, 2010, available on SEDAR at www.sedar.com.

ICFR

Management is responsible for certifying the design of the Corporation’s ICFR as required by National Instrument 52-109 – “Certification of Disclosure in Issuers’ Annual and Interim Filings”. ICFR is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with applicable Canadian GAAP. ICFR should include those policies and procedures that establish the following:

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011
  maintenance of records in reasonable detail that accurately and fairly reflect the transactions and dispositions of assets;
  reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable Canadian GAAP;
  receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors; and
  reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the design of the Corporation’s ICFR as of January 31, 2011, pursuant to the requirements of National Instrument 52-109. The Corporation has designed appropriate ICFR (COSO Framework, as discussed below) for the nature and size of the Corporation’s business, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with Canadian GAAP except as noted herein.

The Corporation uses MSSI, a service organization in Canada, controlled by the Chief Financial Officer of Bridgeport, to perform the majority of its financial reporting functions, including the recording of transactions, the reconciliation of accounts and the preparation of the consolidated financial statements. Controlling and monitoring processes performed by MSSI are as important as controlling and monitoring processes performed within the Corporation. Management currently monitors the work performed by MSSI through the review of the consolidated financial statements and other financial information and discussions with the staff of MSSI. Though these monitoring controls do provide some assurance, they lack a sufficient level of precision to ensure that all errors will be prevented or detected.

MSSI has obtained an auditor’s report of controls as at September 30, 2010, that stated the internal control functions that clients of MSSI use are designed and operating effectively. The Corporation’s management has determined that the internal controls at MSSI are designed and operating effectively for Canadian operations. The control framework that MSSI has adopted to design certain functions is the COSO Framework published by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). COSO is recognized the world over for providing guidance on critical aspects of organizational governance, business ethics, internal control, enterprise risk management, fraud, and financial reporting.

Management has determined that the internal controls of the Corporation are designed and operating effectively for the three and nine month period ended January 31, 2011. There have been no changes in ICFR during the three and nine months ended January 31, 2011, that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Three and Nine Months Ended January 31, 2011
Dated – March 15, 2011

Additional information

Additional information relating to Bridgeport, including its annual information form for the most recently completed fiscal year, is available on Sedar at www.sedar.com.

Subsequent events

(a) Subsequent to the quarter, through a letter and a public deed, both dated on February 7, 2011, Rio Condor provided notice to the owner of the Simonetta property that the payment of January 23, 2011 (US$65,000) will not be made. As a result, Rio Condor's rights in respect of such property have been forfeited.

(b) On February 16, 2011, 100,000 broker warrants with an exercise price of $0.20 per unit and expiry date of April 7, 2011 were exercised for cash proceeds of $20,000. As a result, 100,000 warrants were issued from the step up feature of the units with an exercise price of $0.50 and expiry date of October 7, 2014. These warrants were exercised for cash proceeds of $50,000.

(c) On February 22, 2011, 5,000 warrants with an exercise price of $0.50 and expiry date of October 7, 2014 were exercised for gross proceeds of $2,500.

(d) On March 15, 2011, the Corporation granted 35,000 options at $0.85 to an employee of the Corporation with an expiry date of March 15, 2016. The options shall vest as to 1/3 on the date of grant and 1/3 after the first and second anniversaries of the date of grant.

(e) On March 15, 2011, the Corporation granted 55,000 options at $1.00 to employees of the Corporation with an expiry date of March 15, 2016. The options shall vest as to 1/3 on the date of grant and 1/3 after the first and second anniversaries of the date of grant.

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